This share exchange described in this document involves the securities of foreign companies.  The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

March 25, 2011
FOR IMMEDIATE RELEASE

Company Name: TAMURA CORPORATION
Representative’s Name: Naoki Tamura, President/CEO
(Code No.: 6768 TSE First Section)
Contacts: Hiroyuki Iida, Director/Senior Executive
Officer, General Manager of Corporate Management Unit
TEL: 03-3978-2031

Company Name: KOHA Co., Ltd.
Representative’s Name: Yasuhiro Nakashima,
President and Representative Director
(Code No.: 6876 JASDAQ)
Contacts: Hideo Kamiyama, Director/Executive Officer,
General Manager of Corporate Management Unit
TEL 03-5971-8851

TAMURA CORPORATION Announces That it Makes KOHA Co., Ltd. its Wholly-Owned Subsidiary through Share Exchange

Tokyo, March 25, 2011 --- TAMURA CORPORATION (“TAMURA”) and KOHA Co., Ltd. (“KOHA”), at a meeting of each respective company’s board of directors held today, resolved to conduct a share exchange (the “Share Exchange”) in order to make TAMURA a wholly-owning parent company in share exchange and KOHA a wholly-owned subsidiary in share exchange, and a share exchange agreement (the “Share Exchange Agreement”) was executed today between TAMURA and KOHA.
The Share Exchange is scheduled to be implemented based on an effective date of August 1, 2011.  TAMURA plans to implement the Share Exchange in the form of a summary share exchange (kanni kabushiki kokan) pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval of the general meeting of shareholders of TAMURA, while KOHA plans to implement the Share Exchange after the Share Exchange Agreement is approved at the ordinary general meeting of shareholders of KOHA that is scheduled to be held on June 24, 2011.

Further, common shares of KOHA are scheduled to be delisted from the JASDAQ market of the Osaka Securities Exchange Co., Ltd. (“JASDAQ”) as of July 27, 2011 (the last trading date of the common shares is scheduled to be July 26, 2011), which is prior to the scheduled effective date (August 1, 2011) of the Share Exchange.

1.	Purpose of Making KOHA a Wholly-Owned Subsidiary of TAMURA Through the Share Exchange

Foreseeing the expansion of the new electronics market in 2015, TAMURA prepared a new mid-term management plan called “T’s POWER+” with fiscal year ending March 2013 as the final year, based on the long-term vision of “2015 Tamura Group Vision,” and it aims to maximize its group’s collective power in the global market.  Specifically, TAMURA has set a goal of achieving “¥100 billion in sales” and “¥7 billion in operating profits (7.0% increase in operating profit ratio)” in the consolidated business results of fiscal year ending March 2013, and laid out strategies around three axes of “development strategy,” “regional strategy” and “human resources strategy” in order to realize the goal.
TAMURA is advancing new efforts steadily and actively.  For example, as a part of “No. 1 Strategy” that aims for the top share in the industry through global business development, TAMURA acquired shares of ROMARSH Ltd., which is a U.K.-based transformer manufacturer for the energy market (which means that TAMURA made ROMARSH, Ltd. its consolidated subsidiary), in April 2010, and it globally reinforced its production basis and sales channels.
Furthermore, as a part of the “One-and-Only Strategy,” TAMURA is promoting development and the introduction of LED-related materials, such as energy-saving illumination using LED (Light-Emitting Diode) application products, as well as white reflective and black absorbing materials that use film coating technologies, which are expected to grow in the future, through the collaborative development and cooperation and/or collaboration in the field of sales and marketing with KOHA, which became its consolidated subsidiary in May, 2008.

As an “optoelectronics engineering company,” KOHA develops optoelectronics products incorporating LEDs.  KOHA has established a solid status in the field of LED application products, providing a wide range of fields with its products, including internal switch-lit interlocking pushbuttons (product selection buttons) for vending machines that account for an overwhelming share in the market, Chip LED Lamps, which are used for the displays of various OA equipments and various display machines supporting the safety of railways.  In addition, the LED business of KOHA is set as a challenge for TAMURA Group, and the development of products with high added value, such as large-current type super luminosity LEDs using gallium oxide substrates, which TAMURA and KOHA are developing in collaboration, is actively promoted by making efficient use of TAMURA Group’s know-how, technologies and other management resources.  Through cooperation with TAMURA, results of efforts to realize large-current type super luminosity LEDs using gallium oxide substrates (which are scheduled to be installed in products in 2012) are steadily being achieved (detailed information can be seen in the press release titled “Development of the LED Element Using Gallium Oxide Substrates” which was separately announced today.).
As for the vending machine-related business, which occupies approximately half of KOHA’s group sales, although the sales of cigarette vending machines are on a decreasing trend, needs for beverage vending machines are steady and are expected to continue to transition well, as each beverage manufacturer is now reconstructing its sales strategies using high-margin vending machines in addition to energy-saving trends by way of introducing LED illumination to vending machines.  Meanwhile, competition is becoming more intense in a LED illumination market that has expectations of growth recently, as products of major electronic manufacturers, mainly for consumer use, have now been released in the market, and many overseas manufacturers, as well as Japanese medium-sized companies, are entering this market.

With a recognition of the current situation, KOHA believes that, in order to reinforce competitiveness in a remarkable growing market, such as LED illumination, and to ensure that it has the top status in the field of LED application products, it is necessary to accelerate the speed of management decisions and synergy creation, establishing a collaborative relationship between TAMURA and KOHA that is closer than before.  In addition, TAMURA believes, as TAMURA Group, that further collaboration with KOHA is essential for the expansion of the business of, the reinforcement of competitiveness in, and the development on a global level of, the LED-related businesses, including energy-saving illumination and LED-related materials.
By making KOHA its wholly-owned subsidiary through the Share Exchange, TAMURA is now able to further deepen the infusion of its manufacturing, research and development, and global procurement system that is based on a top level power supply technology and material technology, etc. with KOHA’s LED-related original technologies.  As a result, it is believed that synergy effects, as a group, are more enhanced and a reinforcement of LED-related businesses in TAMURA Group can be realized.
Since the use of LEDs in illumination is accelerating globally, TAMURA and KOHA decided to implement the Share Exchange, with the belief that they can expect the Share Exchange to maximize the group synergy in many aspects, such as global development of LED application products based on the overseas locations of companies within the TAMURA Group and the establishment of a new type of LED devices and super luminosity LED technology, which TAMURA and KOHA are developing in collaboration.

Through the Share Exchange, TAMURA Group believes it will enhance the corporate group value as a whole as “a company that creates one-and-only values,” increasing the speed of growth of the company, by fostering collaboration among group companies that are much stronger, and by making group management based on efficient and prompt decision making a reality.  Furthermore, TAMURA strives to endeavor and enhance the corporate value of TAMURA Group in hopes to have shareholders of KOHA who are to hold common shares of TAMURA through the Share Exchange enjoy a return of profit greater than before.

2.  Outline of the Share Exchange

(1) Schedule for the Share Exchange
Date on which the execution of the Share Exchange Agreement is resolved at the board of directors meeting (TAMURA and KOHA, respectively)	Friday, March 25, 2011
Date on which the Share Exchange Agreement is executed (TAMURA and KOHA, respectively)	Friday, March 25, 2011
Record date for the ordinary general meeting of shareholders to approve the Share Exchange Agreement (KOHA)	Thursday, March 31, 2011
Date on which the ordinary general meeting of shareholders to approve the Share Exchange Agreement will be held (KOHA)	Friday, June 24, 2011 (scheduled)
Last trading date (KOHA)	Tuesday, July 26, 2011 (scheduled)

Delisting date (KOHA)	Wednesday, July 27, 2011 (scheduled)
Scheduled date of the Share Exchange (effective date)	Monday, August 1, 2011 (scheduled)

(Note 1)
TAMURA will implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval of the general meeting of shareholders.

(Note 2)
The scheduled dates in the above table may be subject to change upon the agreement between TAMURA and KOHA, due to the necessity for carrying out procedural proceedings of the Share Exchange or other matters.

(2) Method of the Share Exchange
In the Share Exchange, TAMURA shall become the wholly-owning parent company in share exchange and KOHA shall become the wholly-owned subsidiary in share exchange.  TAMURA plans to implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval of the general meeting of shareholders.  KOHA plans to implement the Share Exchange after the Share Exchange Agreement is approved at KOHA’s ordinary general meeting of shareholders that is scheduled to be held on June 24, 2011.

(3) Allotment in the Share Exchange
Company Name	TAMURA CORPORATION (wholly-owning parent company in share exchange)	KOHA Co., Ltd. (wholly-owned subsidiary in share exchange)
Contents of allotment in the Share Exchange	1	3.85
Number of shares to be delivered upon the Share Exchange	Common shares: 12,703,968 shares (scheduled)

(Note 1)	Share allotment ratio
3.85 common shares of TAMURA will be allotted and delivered in exchange for each common share of KOHA; provided, however, that no shares will be allotted in the Share Exchange for 3,600,400 common shares of KOHA held by TAMURA.

(Note 2)	Number of shares to be delivered through the Share Exchange
TAMURA will allot and deliver 12,703,968 common shares through the Share Exchange.  Treasury shares held by TAMURA will be appropriated for 5,000,000 shares of the total number of common shares to be delivered, and new common shares will be issued for the rest of the shares.  Pursuant to the resolution of the board of directors meeting to be held by the day immediately preceding the effective date of the Share Exchange, KOHA will cancel at the Time of Record (defined below) all treasury shares to be owned by KOHA (including those to be acquired by KOHA upon the share purchase demand made by dissenting shareholders in connection with the Share Exchange pursuant to Article 785 of the Companies Act) immediately prior to the time when TAMURA acquires all of the issued shares of KOHA (excluding the common shares of KOHA held by TAMURA) through the Share Exchange (the “Time of Record”).  The number of shares to be allotted and delivered through the Share Exchange is subject to change due to reasons such as the cancellation of treasury shares by KOHA.

(Note 3)	Treatment of shares constituting less than one unit (tangen miman kabushiki)
The shareholders of KOHA who will hold shares of TAMURA constituting less than one unit (less than 1,000 shares) upon the Share Exchange will be entitled to use the following systems concerning the common shares of TAMURA.  Shareholders cannot sell shares constituting less than one unit in the financial instruments exchange market.
(i)	Purchase (kaitori) by TAMURA of shares constituting less than one unit (sale by a shareholder of shares constituting less than 1,000 shares)
A system whereby holders of shares of TAMURA constituting less than one unit may request TAMURA to purchase the shares constituting less than one unit held by such shareholder, pursuant to the provisions of Article 192, Paragraph 1 of the Companies Act.
(ii)	Further purchase (kaimashi) of shares constituting less than one unit (purchase to reach a total of 1,000 shares)
A system whereby holders of shares of TAMURA constituting less than one unit may request to purchase from TAMURA the number of common shares that will achieve a total of one unit (tangen) together with the number of shares constituting less than one unit held by such shareholder, pursuant to the provisions of Article 194, Paragraph 1 of the Companies Act and Articles of Incorporation of TAMURA.

(Note 4)	Treatment of any fractions of less than one share
With respect to the shareholders of KOHA who will receive the allotment of shares including fractions of less than one common share of TAMURA upon the Share Exchange, TAMURA will sell its common shares equivalent to the value of the total number of such fractions (any fractions less than 1 therein will be rounded down) and will pay cash to each of such shareholders in proportion to the value of such fractions of less than one share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights in relation to the Share Exchange
With respect to the stock acquisition rights issued by KOHA that have not yet been exercised, KOHA will acquire all of such acquisition rights with no compensation and then cancel them no later than the previous day of the effective date of the Share Exchange, after the Share Exchange Agreement is approved at KOHA’s ordinary general meeting of shareholders to approve the Share Exchange Agreement, or all of such acquisition rights expire after the rights exercise period expires on June 30, 2011, prior to the effective date of the Share Exchange.  KOHA has issued no bonds with stock acquisition rights.

3.  Basis for Calculation of the Allotment Concerning the Share Exchange

(1) Basis of Calculation
In order to ensure the fairness and the appropriateness of the share exchange ratio of the Share Exchange, TAMURA and KOHA respectively and separately, decided to request a third-party valuation institution independent of both companies to calculate the share exchange ratio.  Tamura appointed Daiwa Securities Capital Markets Co. Ltd. (“Daiwa Securities Capital Markets”) as the third-party valuation institution, and KOHA appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”), as the third-party valuation institution.

In the valuation of TAMURA’s common shares, as common shares of TAMURA are listed on the Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”) and a market share price exists, Daiwa Securities Capital Markets adopted the market price analysis (adopting the average closing share price for (i) the period starting from March 14, 2011, on which “Notice regarding Impact by the Tohoku - Pacific Ocean Earthquake” of TAMURA and “Notice regarding the “Tohoku - Pacific Ocean Earthquake” of KOHA were announced to the calculation base date and (ii) the adopted respective periods of the most recent 1 month-period, 3 month-period and 6 month-period to the calculation base date, using March 23, 2011 as the calculation base date) for calculation.  In the valuation of KOHA’s common shares, as common shares of KOHA are listed on the JASDAQ and a market share price exists, Daiwa Securities Capital Markets adopted the market price analysis (adopting the average closing share price for (i) the period starting from March 14, 2011, on which “Notice regarding Impact by the Tohoku - Pacific Ocean Earthquake” of TAMURA and “Notice regarding the “Tohoku - Pacific Ocean Earthquake” of KOHA were announced to the calculation base date and (ii) the adopted respective periods of the most recent 1 month-period, 3 month-period and 6 month-period to the calculation base date, using March 23, 2011 as the calculation base date) as well as the discounted cash flow analysis, in order to take into account the state of future business operations in the assessment (the “DCF Analysis”), for calculation.  The following shows the calculation ranges of each calculation method when the share value per common share of TAMURA is set at 1.

Calculation method	Calculation ranges of share exchange ratio
Market price analysis	3.00～3.50
DCF Analysis	3.29～5.10

Upon calculation of the share exchange ratio, Daiwa Securities Capital Markets adopted, in principle, the information given by both companies and the information disclosed to public, and based on the belief that such adopted materials and information are all accurate and complete, Daiwa Securities Capital Markets did not independently verify the accuracy, reliability, completeness or appropriateness of such information.  Further, with respect to the assets or liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of both companies and their related companies, no valuation, appraisal, or assessment, including analysis and valuation of the individual assets and liabilities, has independently been made, and no such valuation, appraisal, or assessment, has been requested to any third-party institution.  In addition, it is a given fact that the business plan and financial forecast of KOHA have been executed reasonably and in accordance with the appropriate procedure based on the best estimate and judgment at the moment of the management of KOHA.

On the other hand, Mizuho Securities adopted, in the valuation of TAMURA’s common shares, the market price basis analysis and DCF analysis.  In the market price basis analysis, for the target periods, taking into account the various conditions, such as the status of the stock market, the closing share price simple average on the Tokyo Stock Exchange has been adopted (i) on the calculation base date and (ii) for the periods of 1 month (From February 24, 2011 through March 23, 2011), 3 months (From December 24, 2010 through March 23, 2011) and 6 months (From September 24, 2010 through March 23, 2011) prior to the calculation base date, using March 23, 2011, as the calculation base date.  In addition, Mizuho Securities adopted, in the valuation of KOHA’s common shares, market price basis analysis and DCF analysis.  In the market price basis analysis, for the target periods, taking account into the various conditions, such as the status of the stock market, the closing share price simple average on JASDAQ has been adopted (i) on the calculation base date and (ii) for the periods of 1 month (From February 24, 2011 through March 23, 2011), 3 months (From December 24, 2010 through March 23, 2011) and 6 months (From September 24, 2010 through March 23, 2011) prior to the calculation base date, using March 23, 2011, as the calculation base date.  Further, the calculation results reached through each calculation method for the number of the allotted common shares of TAMURA per common share of KOHA are 3.00~3.45 (market price basis analysis) and 2.01~4.44 (DCF analysis), and such results have been submitted to KOHA.

Calculation method	Calculation ranges of share exchange ratio
Market price basis analysis	3.00～3.45
DCF Analysis	2.01～4.44

Upon calculation of the share exchange ratio, Mizuho Securities adopted directly, in principle, the information given by both companies and the information disclosed to public, and based on the belief that such adopted materials and information are all accurate and complete and there is no undisclosed facts to Mizuho Securities that may significantly impact the calculation of the share exchange ratio, Mizuho Securities did not independently verify the accuracy or completeness of such information.  Further, with respect to the assets and liabilities (including contingent liabilities) of both companies and their related companies, it is a given fact that no valuation or assessment has independently been made.  In addition, with respect to the financial outlook of both companies referred to upon such calculation, it is a given fact that such financial outlook has been reasonably prepared and executed based on the best estimates and judgments provided by both companies and that such calculation has reflected the information and economic situation as of March 23, 2011.  Calculation results concerning the share exchange ratio submitted by Mizuho Securities shall not represent an opinion regarding the fairness of the share exchange ratio upon the Share Exchange.

Moreover, the earnings plan submitted to Mizuho Securities by TAMURA and the earnings plan submitted to Daiwa Securities Capital Markets and Mizuho Securities by KOHA, as a basis for calculation in the DCF Analysis, include the financial year expecting a significant increase in profit on or after the financial year ending March of 2012.  This is because that, with respect to TAMURA, TAMURA believes that, despite a continuation of the harsh economic conditions for the time being, such as the yen’s sharp appreciation, the performance will improve later based on the grounds that, in addition to the recovery of the economic condition, there will be an expansion of the high value-added businesses in the fields of energy and automotives, and the cost reduction effect along with the structural reform and profit increase in the KOHA-centered LED-related businesses as described below.  Further, with respect to KOHA, KOHA believes that, despite profits currently being on the decrease due to growing price competition in the field of LED lighting, performance will improve later based on the grounds that, in addition to the recovery of the economic condition, there will be an increase in profit through the sale of the gallium oxide substrate (to be introduced in 2012, which has been jointly developed with TAMURA), the vertical-structured (large-current type) super luminosity chip LED that uses the said gallium oxide substrate and lighting products that use the said vertical-structured (large-current type) super luminosity chip LED.

(2) Process of Calculation
TAMURA and KOHA have carefully reviewed the results of the analysis of the share exchange ratio and the advice submitted by their respective third-party valuation institutions, and each company has taken into account the financial conditions, trends in business results, trends in share price, etc. of both companies, including the impact caused by the Tohoku - Pacific Ocean Earthquake, and, furthermore, both companies have negotiated and consulted with each other based on the results of the above process.

As a result, both companies came to a decision that the share exchange ratio, as described in 2. (3) above, is proper and advances the interests of their respective shareholders.  Therefore, both companies resolved the share exchange ratio of the Share Exchange at the board of directors of each company held on March 25, 2011, and executed the Share Exchange Agreement between themselves on the same date.

(3) Relationship with Valuation Institution
Neither Daiwa Securities Capital Markets or Mizuho Securities is a related party of TAMURA or KOHA and neither have any material interest to be noted in connection with the Share Exchange.

(4) Prospects for Delisting and Reasons Therefor
Upon the Share Exchange, KOHA will become the wholly-owned subsidiary of TAMURA on August 1, 2011, which is the scheduled effective date, and the common shares of KOHA will be delisted as of July 27, 2011 (the last trading date will be July 26, 2011), in accordance with the criteria for delisting of the JASDAQ.  After the delisting, it will be impossible to trade the common shares of KOHA on the JASDAQ.
However, even after the delisting of the common shares of KOHA, the common shares of TAMURA that will be allotted to each of the shareholders of KOHA upon the Share Exchange will remain listed on the Tokyo Stock Exchange, and they will be tradable on the financial instruments exchange markets on and after the effective date of the Share Exchange.  Therefore, TAMURA and KOHA believe that for each shareholder of KOHA who holds not less than 260 common shares of KOHA and will receive, upon the Share Exchange, an allotment of not less than 1,000 common shares of TAMURA, which is the number of shares constituting one unit of TAMURA’s common share, liquidity of shares will continue to be provided.
On the other hand, each shareholder of KOHA who holds less than 260 common shares of KOHA will receive the allotment of shares of TAMURA in the number less than 1,000 common shares, which is the number of shares constituting one unit of TAMURA.  Although shareholders cannot purchase or sell the shares constituting less than one unit on the financial instruments exchange markets, each shareholder who will hold such shares constituting less than one unit may request TAMURA to purchase the shares constituting less than one unit held by such shareholder.  In addition, such shareholders may make a request to purchase from TAMURA the number of common shares that will achieve a total of one unit together with the number of shares constituting less than one unit held by themselves.  For the details of such treatment, see 2. (3) (Note 3) above.  For the details of the treatment of any fractions in the case where the number of shares of TAMURA to be allotted upon the Share Exchange includes any fractions of less than one share, see 2. (3) (Note 4) above.

(5) Measures to Ensure Fairness
Since TAMURA already owns 52.18% of the voting rights of the all shareholders of KOHA, in implementing the Share Exchange, it requested, as explained in 3. (1) above, Daiwa Securities Capital Markets, acting as a third-party valuation institution, to calculate the share exchange ratio in order to ensure the fairness of the share exchange ratio in the Share Exchange.  Referring to such calculation results, TAMURA negotiated and consulted carefully with KOHA, and resolved to implement the Share Exchange based on the share exchange ratio as described in 2. (3) above at the board of directors held on March 25, 2011.
KOHA, in implementing the Share Exchange, as explained in 3. (1) above, requested Mizuho Securities, acting as a third-party valuation institution, to calculate the share exchange ratio in order to ensure the fairness of the share exchange ratio in the Share Exchange.  Referring to such calculation results, KOHA negotiated and consulted with TAMURA, and resolved to implement the Share Exchange based on the share exchange ratio as described 2. (3) above, at the board of directors held on March 25, 2011.

Neither company has obtained a fairness opinion regarding the share exchange ratio from a third-party valuation institution.
Further, TAMURA has selected Nagashima Ohno & Tsunematsu and KOHA has selected Oh-Ebshi LPC & Partners as its legal advisor upon the Share Exchange, respectively, and received legal advice on the appropriate procedures and arrangements, etc.

(6) Measures to Avoid Conflicts of Interest
In light of avoidance of conflicts of interest, among the directors of KOHA, Mr. Naoki Tamura, a director, who also serves as a representative director of TAMURA, Mr. Masahiro Asada, a director, who is in charge of overall control of the business of KOHA and also serves as a director with overall control of the electronic components business of TAMURA, and Mr. Hiroyuki Iida, a director, who also serves as a director and General Manager of Corporate Management Unit of TAMURA and is involved with the Share Exchange on TAMURA’s side, have not participated in any discussions or negotiations for the Share Exchange with TAMURA or any deliberations or resolutions concerning the Share Exchange at the board of directors of KOHA.  In addition, among directors of KOHA, Mr. Yasuhiro Nakashima, a representative director, who also serves as director of TAMURA and Mr. Akimoto Fujiyama, a representative director, who also serves as an advisor of TAMURA, have not participated in any discussions or negotiations for the Share Exchange with TAMURA.  Similarly, among auditors of KOHA, Mr. Yoshiki Takemura, an outside auditor, who also serves as an auditor of TAMURA, has not participated in any discussions or negotiations for the Share Exchange with TAMURA or any deliberations concerning the Share Exchange at the board of directors meeting of KOHA and has not expressed any opinions.
At the relevant board of directors of KOHA, to which six (6) directors of KOHA (excluding Mr. Naoki Tamura, Mr. Masahiro Asada and Mr. Hiroyuki Iida) and all the auditors of KOHA (excluding Mr. Yoshiki Takemura, an outside director) (two (2) outside auditors) attended, the execution of the Share Exchange Agreement was resolved unanimously by all directors participating therein.  Since Mr. Yasuhiro Nakashima, a representative director, who also serves as director of TAMURA and Mr. Akimoto Fujiyama, a representative director, who also serves as an advisor of TAMURA are not involved in the Share Exchange on the Tamura’s side, they have participated in the deliberation and resolution with respect to the Share Exchange at the board of directors, in order to surely constitute a quorum therefor.  However, in light of avoiding a conflict of interest, to be sure, a two-stage process has been taken in which: Prior to such deliberation and resolution, first, (i) four (4) directors, Mr. Hajime Ooi, Mr. Akira Ando, Mr. Kazuo Aoki and Mr. Hideo Kamiyama, who hold no position with TAMURA, have conducted a deliberation regarding the Share Exchange and unanimously resolved for the execution of the Share Exchange Agreement, and, subsequently, (ii) six (6) directors (including Mr. Yasuhiro Nakashima, a representative director, and Mr. Akimoto Fujiyama, a representative director) have conducted a deliberation regarding the Share Exchange again and have resolved for the execution of the Share Exchange Agreement unanimously.
Moreover, all the auditors of KOHA (excluding Mr. Yoshiki Takemura, an outside auditor) (2 outside auditors) attended to the relevant board of directors and expressed their consent to the resolution for the execution of the Share Exchange Agreement.
In addition, KOHA received an written opinion on March 24, 2011, by Mr. Mitsuru Moriyama, an outside auditor, who is an independent officer having no interest in TAMURA, which is the controlling shareholder of KOHA, stating that the Share Exchange is not deemed to be disadvantageous to the minority shareholders of KOHA, on the basis that it is deemed that KOHA will proceed with the Share Exchange on its judgment that the Share Exchange will enhance the corporate value, and there is no reason to suspect the validity of its purpose of implementing the Share Exchange, irrationality in the exchange ratio and other terms of the Share Exchange, nor cause for suspicion of inappropriateness of such exchange ratio and other terms of it, and, furthermore, the Share Exchange is subject to the fair procedures along with the measures to prevent conflicts of interest.

4.  Outline of the Parties Involved in the Share Exchange

		Wholly-owning parent company in share exchange		Wholly-owned subsidiary in share exchange
(1)	Corporate name	TAMURA Corporation		KOHA Co., Ltd.
(2)	Head office	19-43, Higashi-oizumi 1-chome, Nerima-ku, Tokyo		6-8, Kouyama 2-chome, Nerima-ku, Tokyo
(3)	Name and title of representative	Naoki Tamura President/CEO		Yasuhiro Nakashima President and Representative Director
(4)	Description of business	Manufacture and sale of electronic components, electro chemical materials, mounted devices and information equipment		Manufacture and sale of vending machine products, LED application products and optical application products including signal machines
(5)	Paid-in capital	11,829 million yen		3,331 million yen
(6)	Date established	November 21, 1939		December 2, 1985
(7)	Number of shares issued	75,067,736 shares		6,908,350 shares
(8)	Fiscal year end	End of March		End of March
(9)	Number of employees	7,837 (consolidated)		985 (consolidated)
(10)	Major business partners	Toyota Industries Corporation, Fanuc Corporation, NGK SPARK PLUG Co., Ltd.		Fuji Electric Retail Systems Co., Ltd., MITACHI Co., Ltd., SANDEN Corporation
(11)	Main financing banks	Sumitomo Mitsui Banking Corporation Mizuho Corporate Bank, Ltd. Resona Bank, Limited The Sumitomo Trust and Banking Co., Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation Mitsubishi UFJ Trust and Banking Corporation
(12)	Major shareholders and shareholding ratio	TAMURA Corporation	7.43%	TAMURA Corporation	52.12%
		The Master Trust Bank of Japan, Ltd. (trust account)	4.45%	Yugen Kaisha Hikari Kenkyusho	2.90%
		Sumitomo Mitsui Banking Corporation	4.26%	The Master Trust Bank of Japan, Ltd. (trust account)	2.19%
		Mizuho Corporate Bank, Ltd.	3.73%	Minami Nippon Bank, Ltd.	1.73%
		Tamura Cooperative Corporations’ Stockholding Association	3.58%	Nice, Inc.	1.45%
(13) Relationships between the parties
	Capital relationship	TAMURA holds 3,600,400 shares, equivalent to 52.12% of the total number of issued shares of KOHA (6,908,350 shares) as of February 28, 2011.

Personal relationship
Four (4) directors and one (1) advisor of TAMURA concurrently serve as directors of KOHA, respectively, and one (1) auditor of TAMURA concurrently serves as auditor of KOHA.  Fourteen (14) employees of TAMURA are seconded to KOHA.

Transaction relationship
TAMURA entered into agreements with KOHA, a capital and business alliance agreement and a joint research agreement regarding a gallium oxide substrate and its related devices.  TAMURA purchases LED application products from KOHA for energy saving in its office.

Status as a related party	KOHA is a TAMURA’s consolidated subsidiary, and therefore, KOHA constitutes a related party of TAMURA.
(14) Operational results and financial conditions for the most recent three (3) fiscal years (Consolidated)

	TAMURA (Consolidated)			KOHA (Consolidated)
Fiscal year ended	March 2008	March 2009	March 2010	March 2009	March 2008	March 2010
Net assets	41,539	32,164	29,749	7,937	7,698	6,856
Total assets	84,056	75,099	72,885	11,506	10,140	9,217
Net asset per share (yen)	553.86	409.85	381.98	1,185.35	1,115.70	993.72
Net sales	90,979	77,507	63,581	9,455	6,494	5,783
Operating profit	4,541	(1,309)	229	165	(25)	48
Ordinary income	3,910	(2,719)	(303)	64	(45)	6
Net income	1,847	(7,506)	(2,332)	(569)	(212)	(787)
Net income per share (yen)	24.77	(105.67)	(33.56)	(85.05)	(30.89)	(114.12)
Dividend per share (yen)	6.00	3.00	3.00	15.00	15.00	15.00

(Note 1)	As of September 30, 2010, unless otherwise specified.

(Note 2)	In millions of yen, unless otherwise specified.

5.  Status after the Share Exchange
Wholly-owning parent company in share exchange
(1)	Corporate name	TAMURA Corporation
(2)	Head office	19-43, Higashi-oizumi 1-chome, Nerima-ku, Tokyo
(3)	Name and title of representative	Naoki Tamura President/CEO
(4)	Description of business	Manufacture and sale of electronic components, electro chemical materials, mounted devices and information equipment
(5)	Paid-in capital	11,829 million yen
(6)	Fiscal year end	End of March
(7)	Net assets	Not determined at present
(8)	Total assets	Not determined at present

6.  Outline of Accounting Treatment

The Share Exchange constitutes a transaction with minority shareholders, which falls under the category of a transaction under common control, etc.  As a result of the Share Exchange, goodwill is expected to be reported, amount of which is not yet determined.

7.  Future Outlook

The impact on the consolidated and non-consolidated financial results of Tamura as a result of the Share Exchange is being examined.  We will immediately notify you hereinafter when the forecast therefor is required to be amended or when any matter arises to be notified to the public.

8.  Matters Regarding Transaction, Etc. with Controlling Shareholders

The Share Exchange constitutes a transaction, etc. with the controlling shareholder conducted by KOHA.  The statement in the “Guidelines concerning Policy for Minority Shareholder Protection in Conducting Transactions with the Controlling Shareholders” presented in the Corporate Governance Report published by KOHA on June 30, 2010, is as follows:
“In the terms with TAMURA, its parent company, KOHA recognized that its independence has been ensured, since KOHA independently conducts its business activity without any restrictions imposed by its parent company in the course of business, and its business activities are independent of any transaction with TAMURA and/or TAMURA’s group companies.  KOHA makes it basic policy, when entering into any transaction with TAMURA and its group companies, to appropriately implement the transactions in compliance with economic rationality and laws and regulations, and KOHA and TAMURA will mutually respect each other’s autonomy and independence and will enhance cooperation.  In addition, any transaction with TAMURA or any of its group companies entered into in the course of business is conducted under the same terms and conditions and method of decision making that will apply to the transaction entered into with other business partners.  For all of the transactions, KOHA requests examinations and auditing of the executed services from its internal auditing office and the auditors so that the transactions will contribute to the benefit of all of the participants thereto.”
In this regard, KOHA believes that no restrictions are imposed on its free business activity by its parent company, TAMURA, or its group companies, and has been assured certain independence from its parent company and group companies.  KOHA has been trading with TAMURA and its group companies using the same standards as those employed in transactions with other companies and is not under restrictions under its capital relationship with TAMURA.
In the Share Exchange, in like manner, KOHA has endeavored to secure its business independence from TAMURA, and will conduct the Share Exchange upon determining the share exchange ratio applicable thereto, after ensuring fairness and taking measures to avoid conflicts of interest, as described in 3. (5) and (6) above.  Accordingly, KOHA believes that the Share Exchange complies with the statement in the above-mentioned Corporate Governance Report published by KOHA.
Furthermore, as was stated in 3. (6) above, KOHA received from Mr. Mitsuru Moriyama, an outside auditor, who is an independent officer having no interest in TAMURA, the controlling shareholder of KOHA, a written opinion on March 24, 2011, stating that the Share Exchange is not deemed to be disadvantageous to the minority shareholders of KOHA.

[END OF DOCUMENT]

(Reference) Forecast of Consolidated Financial Results for Current Fiscal Year and Consolidated Financial Results for Previous Fiscal Year

TAMURA (forecast of consolidated financial results for the current fiscal year as of March 25, 2011)
(in millions of yen)
	Net sales	Operating profit	Ordinary income	Net income
Forecast of financial results for current fiscal year (fiscal year ending March 2011)	72,700	1,400	30	(100)
Financial results for previous fiscal year (fiscal year ended March 2010)	63,581	229	(303)	(2,332)

KOHA (forecast of consolidated financial results for the current fiscal year as of March 25, 2011)
(in millions of yen)
	Net sales	Operating profit	Ordinary income	Net income
Forecast of financial results for current fiscal year (fiscal year ending March 2011)	5,700	(120)	(220)	(240)
Financial results for previous fiscal year (fiscal year ended March 2010)	5,783	48	6	(787)